Exhibit 99.1

Dividend Distribution Logistics

As we announced on November 16, 2023, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba Group” or the “Company”) declared its first annual dividend for fiscal year 2023 in the amount of US$0.125 per ordinary share or US$1.00 per ADS, payable in U.S. dollars, to holders of its ordinary shares and holders of its ADSs.

We would like to remind holders of our ordinary shares and ADSs the following logistics for the distribution of dividend.

Record Date	The dividend is payable to holders of the Company’s ordinary shares and holders of the Company’s ADSs as of the close of business on December 21, 2023, Hong Kong Time and New York Time, respectively.

To Holders of Ordinary Shares	For most of our shareholders who hold ordinary shares through Central Clearing and Settlement System (CCASS) or shareholders whose ordinary shares are already directly registered on the Company’s Cayman share register or Hong Kong share register, no further action is required from you.

For any person who has acquired ordinary shares through private transactions or otherwise obtained the shares outside The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and has not yet registered on the Company’s share register, in order to qualify for the dividend, you need to submit all valid documents for the transfers of shares accompanied by the relevant share certificates to either (i) the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) the Company’s Principal Share Registrar, Maples Fund Services (Cayman) Limited, c/o Maples Fund Services (Asia) Limited, at 16/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, respectively, in each case not later than 4:30 p.m. on December 21, 2023, Hong Kong Time.

To Holders of ADSs	The dividend to be paid to the holders of the Company’s ADSs through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. The Company’s depositary bank has posted and will post additional announcements related to the dividend on its website.

Temporary Suspension of Conversion between Ordinary Shares and ADSs	Per standard operations of the Company’s depositary bank, to fix the holders of ordinary shares and holders of ADSs who will be entitled to the dividend, conversion between the Company’s ADSs and ordinary shares will be suspended between the close of business on December 15, 2023, New York Time and close of business on December 21, 2023, New York Time.

Trading of our ordinary shares on the Hong Kong Stock Exchange and trading of our ADSs on the New York Stock Exchange will not be affected by the suspension of conversions between the Company’s ADSs and ordinary shares.

Payment Date	The payment date is expected to be on or around January 11, 2024 for holders of ordinary shares and on or around January 18, 2024 for holders of ADSs.

December 6, 2023

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements, including statements on shareholders’ return on investments. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. Alibaba Group may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

2